September 12, 2008

VIA FEDEX, EDGAR AND EMAIL

Division of Corporate Finance
Mail Stop 3720
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Inessa Kessman

Re:	China Education Alliance, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 31, 2008

Forms 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008
File No. 0-52092

Dear Ms. Kessman:

On behalf of the Company and its auditors, we are responding to comments contained in the Staff letter, dated September 2, 2008, addressed to Mr. Chunqing Wang, the Company’s ex-Chief Financial Officer, with respect to the Company’s Annual Report on Form 10-KSB filed on March 31, 2008 and Quarterly Reports on Forms 10-Q filed for the quarters ended on March 31, 2008 and June 30, 2008. Please note that the Company’s present Chief Financial Officer is Ms. Susan Liu.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, pages F-1 and F-2

1.
Since your auditors’ locations are Boca Raton, Florida and Oklahoma City, Oklahoma and your operations are conducted in China, please ask your independent registered public accounting firms to tell us how they performed their audits.

Response:

For the audit for the year ended December 31, 2007, our auditors informed us that they performed the audit planning in their offices in New York, NY and in Boca Raton, FL. For the audit fieldwork they engaged an outside auditor (their “affiliate”) located in the People’s Republic of China (the “PRC”). This affiliate is independent of the Company and was engaged by our auditors and not by the Company. Their affiliate coordinated all its audit activities with the auditors and the auditors supervised all its audit activities. The audit fieldwork was performed at the Company’s principal executive office located in the city of Harbin, in the PRC. In addition, prior to their affiliate commencing the fieldwork, a staff person from our auditor’s New York City office performed a site visit to the Company’s facilities located in the city of Harbin, the PRC, on February 18, 2008. At the time of the visit, matters related to the audit were discussed by our auditor’s staff person and the appropriate accounting personnel of the Company. Both our auditor’s New York and Boca Raton office is staffed with bi-lingual auditors who are fluent in English and Mandarin. Our auditor’s affiliate is fluent in English and Mandarin. Our auditor’s workpapers audit documentation and those of its affiliate are in English. Our auditors have represented that they are in compliance with AU Section 9543: “Part of Audit Performed by Other Independent Auditors: Auditing Interpretations of Section 543 Professional Standards (AICPA)”. With regards to the use of the affiliate, our auditors have represented that they have provided in excess of 50% of all time spent on performing the audit.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

In addition to the audit performed for the year ended December 31, 2007, our auditor performed review services for the Company for the quarters ended March 31, 2008 and June 30, 2008. For these review services our auditors again engaged the same independent affiliate to perform review services for the Company. Their affiliate coordinated all its review activities with our auditors and our auditors supervised all its review activities. With regards to both reviews our auditors provided in excess of 50% of all time spent on performing the review

On behalf of the Company, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Benjamin A. Tan
Benjamin A. Tan, Esq.

cc:	Mr. Xiqun Yu
Chief Executive Officer

Ms. Susan Liu
Chief Financial Officer

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com